

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

Raluca Dinu, Ph.D.
Chief Executive Officer and President
GigCapital2, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

Re: GigCapital2, Inc.
   Amendment No. 1 to Registration Statement on Form S-4
   Filed March 23, 2021
   File No. 333-252824

Dear Dr. Dinu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2021 letter.

Amendment No.1 to Registration Statement on Form S-4 filed March 23, 2021

Organizational Structure, page 34

1.   Please present the information contained in the organizational chart in legible format. Specifically, the Staff is requesting that the font be larger, the introductory paragraph included before the chart include the names of each entity included in the chart and that the lines from entities clearly explain the relationship between the entities either by additional narrative or different lines explained via a key to the chart to be included below the chart if necessary.

UpHealth Business Combination Consideration to the UpHealth stockholders, page 37

2.   We note your response to prior comment 2 and reissue in part. Please revise your

disclosure regarding the consideration to the UpHealth stockholders on page 37 to clarify the consideration when you state, "each share of UpHealth capital stock issued and outstanding immediately prior to the effective time of the UpHealth Business Combination (other than shares owned by UpHealth as treasury stock or dissenting shares) will the UpHealth merger consideration, which aggregate amount, together with all payments made with respect to all vested UpHealth equity awards, shall not exceed 99,000,000 shares of Company Common Stock, including shares issuable in respect of vested equity awards of UpHealth."

Risk Factors, page 63

3.   We note your response to prior comment 8 and reissue in part. Please disclose whether it is the board's intent to resolicit stockholder approval if any of the proposed combinations or acquisitions would not be consummated. To the extent the board's intent to resolicit stockholder approval is limited to certain of the proposed combinations or acquisitions, please clearly describe or otherwise advise. We believe that resolicitation is generally required when parties waive material conditions to a proposed combination or acquisition, and such changes in the terms of the proposed combination or acquisition, or the inability to consummate one of the proposed combinations or acquisitions, render the disclosure that you previously provided to stockholders materially misleading.

The Company's proposed Second Amended and Restated Certificate of Incorporation provides, subject to limited exceptions, that the Court ..., page 125

4.   We note your response to comment 12 and reissue. We note that your risk factor here does not appear to describe your exclusive forum provision in a manner that is consistent with your proposed amendment described on pages 256-258. In this regard, we note that your disclosure with respect to subsection (D) appears inconsistent. In addition, it appears your disclosure on the exclusive forum provision in the second paragraph on page 256 is inconsistent with the disclosure in your table on pages 257-258.

Unuadited Pro Forma Condensed Combined Financial Data, page 129

5.   We have reviewed your response to comment 7. Please provide us with the pre and post merger ownership (shares and management) of UpHealth, Thrasys and Behavioral Health Services. It is unusual that a shell company would be considered the accounting acquirer. For reference see ASC 805-10-55-10 through 15.

Background of the UpHealth Business Combination, page 179

6.   We note your prior response to comment 18 and reissue in part. Please revise your disclosure on the top of page 180 and 223 to disclose, if true, that each unit offered in your IPO "consisted of one share of Common Stock, one warrant to purchase one share of Common Stock and one right to receive one-twentieth of one share of Common Stock upon the completion of an initial business combination" or otherwise advise.

Business Overview, page 298

7.   We note your response to prior comment 23 and revised disclosure on page 300. However, we still note your disclosure elsewhere that certain of the companies you are acquiring were only formed within the last five years. Please revise your disclosure to clarify how the "technologies of the companies that will be a part of New UpHealth have been developed for more than 10 years," given the recent formation of some of the companies who appear to be contributing technology to the combined, New UpHealth, or otherwise advise.

Global Telehealth - International, page 306

8.   We note your response to prior comment 27 and reissue in part. We note your disclosure that "Glocal expects to perform approximately 10 million digital encounters and tele consults by 2022" is based on "[i]f existing contracts are fully implemented." Please update your disclosure to clarify what you mean when you state "if existing contracts are fully implemented." For example, revise your disclosure to discuss whether or not the contracts have minimum or maximum digital encounters and tele consults for future years or disclose any growth assumptions you are relying upon to project the "10 million" figure for 2022.

Thrasys's Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 342

9.   You present pro forma information for the year-ended December 31, 2020, in order to provide a comparable period to analyze Thrasys's results of operations and liquidity and capital resources. We are unable to recalculate the amounts that you have presented in your table. Please revise your disclosure to explain how the pro forma presentation was derived. This comment is also applicable to your pro forma information presented for BHS on page 393.

Liquidity and Capital Resources, page 344

10.   You discuss "free cash," which appears to be the cash balance on the face of your balance sheet as of each period. Users of your financial statements may confuse "free cash" with "free cash flow." Please rename free cash to mitigate confusion.

You may contact Tracey McKoy at 202-551-3772 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey C. Selman, Esq.